UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43495

WISeSat.Space Holdings Corp.

(Exact name of registrant as specified in its charter)

Craigmuir Chambers, Road Town

Tortola, British Virgin Islands VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On October 1, 2026, WISeSat.Space Holdings Corp., a British Virgin Islands business company (“Pubco” or “WISeSat”) issued a press release (the “Press Release”) announcing that its previously announced business combination with Columbus Acquisition Corp (“CAC”) (the “Business Combination”) was closed on October 1, 2026 (“Closing”). The ordinary shares of WISeSat.Space Holdings Corp will commence trading on the Nasdaq on October 2, 2026, under the ticker symbol “SAIQ.”

The Business Combination was approved by CAC’s shareholders at an extraordinary general meeting of shareholders on September 30, 2026, and all remaining closing conditions of the Business Combination were satisfied or waived among the parties as of October 1, 2026 prior to Closing.

A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISeSat.Space Holdings Corp.

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	Chief Executive Officer and Director

Date: October 1, 2026

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